U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19508

A.       Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                BNCCORP, Inc. 401(k) Savings Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal office:

BNCCORP, Inc.

322 East Main

Bismarck, North Dakota 58501

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

[signed] KPMG LLP

Minneapolis, Minnesota

June 17, 2005

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of net assets available for benefits

As of December 31

	2004	2003

INVESTMENTS (at fair value):
Cash and cash equivalents	$ —	$ 109,845
Certificates of deposit	1,350,083	1,957,106
Foreign certificates of deposit	170,235	—
Mutual funds	6,879,084	4,612,447
Common stock of BNCCORP, Inc.	2,843,198	3,327,558
Common/collective trust	97,834	79,602
Loans to participants	189,466	170,885
Total investments	11,529,900	10,257,443
CONTRIBUTIONS RECEIVABLE	418,039	340,613
Total assets	11,947,939	10,598,056
LIABILITIES:
Forfeitures	592	19,236
Total liabilities	592	19,236
Net assets available for benefits	$11,947,347	$10,578,820

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

	2004	2003
Investment income (loss):
Loan interest income	$ 9,835	$ 11,182
Interest	179,508	116,866
Net realized and unrealized gains	318,469	3,273,158

Total investment income (loss)	507,812	3,401,206

Contributions:
Participant	1,113,237	854,723
Employer	374,325	340,613
Rollover	238,329	290,043
Loans transferred in kind	—	3,933
Assets transferred in kind due to merger (note 7)	—	1,168,389

Total contributions	1,725,891	2,657,701

Less benefit payments	864,584	948,159
Less forfeitures	592	19,236

Increase in net assets available for plan benefits	1,368,527	5,091,512

Net assets available for plan benefits:
Beginning of year	10,578,820	5,487,308
End of year	$ 11,947,347	$ 10,578,820

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to financial statements

December 31, 2004 and 2003

1	Description of the Plan

General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and BNC National Bank (the Bank) is named as trustee. Raymond James & Associates, Inc. and Matrix Settlement & Clearance Services, LLC are the asset custodians and are responsible for holding the assets of the Plan. The Bank as trustee is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $74,700 for the year ended December 31, 2004 and $61,500 for the year ended December 31, 2003.

Eligibility and contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral section (Internal Revenue Code 401(k)) of the Plan on the first day of the month following their date of hire. Employees who are participating in the elective deferral section of the Plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July.

Participants can make salary deferral contributions (employee contributions) to the Plan of up to 75 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching contributions on a portion of each employee’s contribution and to make a discretionary contribution to eligible participants of the Plan. In 2004 and 2003, the Company matched 50 percent of eligible participant’s deferrals, with a maximum match of 5 percent of compensation. The Company made matching contributions of $374,325 and $340,613 for the years ended December 31, 2004 and 2003, respectively. There were no discretionary contributions made to the Plan during the years ended December 31, 2004 and 2003.

Participant accounts

Each participant’s account is credited semi-monthly with salary deferral contributions. Each participant’s account is credited annually with matching Company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant’s salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant’s compensation as a percentage of total participants’ compensation.

The Plan assets are valued daily except with respect to the BNC Global Balanced Collective Investment Fund in which plan earnings are allocated to each participant’s account based on the proportion of the participant’s account to all participant accounts within each individual fund as of the preceding valuation date.

Participants of the Plan may direct their contributions and Company contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options daily.

Fund	Type of investment

ABM AMRO Mid-Cap Growth	Mid-cap blend fund
American Century International Bond	International bond
American Funds – Bond Fund of America	Intermediate bond fund
American Funds – Growth Fund of America	Large growth fund
American Funds – Investment Company of America	Large value fund
American Funds – New Perspective	World stock fund
American Funds – Small Cap World	Small-cap growth fund
American Funds – Washington Mutual Investors	Large value fund
American Century Ultra	Large growth fund
BNC Certificate of Deposit	Certificates of deposit at BNC National Bank
BNC Global Balanced Collective Investment	Growth and income fund
BNCCORP, Inc. Stock	Company stock
Cohen & Steers Realty Fund	Special real estate fund
Dodge & Cox Stock Fund	Large value fund
Evergreen Precious Metals	Special precious metal fund
Foreign Certificate of Deposit	Foreign certificate of deposit
Legg Mason Value Trust	Large value fund
Loomis Sayles Bond	Long-term bond
Loomis Sayles Small Cap Growth	Small growth fund
Mairs & Power Growth	Mid-cap blend fund
Oppenheimer International Bond	International bond
PIMCO Commodity Real Return Strategy	Special national resource fund
PIMCO Total Return	Intermediate term bond
PIMCO Real Return	Intermediate term bond
T. Rowe Price Growth	Large blend fund
T. Rowe Price Mid-Cap Growth	Mid-cap growth fund
Vanguard Energy Portfolio	Special national resource fund
Vanguard European Stock Index	European stock fund
Vanguard GNMA Fixed Income	Intermediate government bond
Vanguard Small Cap Index	Small blend fund
Vanguard US Growth	Large growth fund
Vanguard 500 Index	Large blend fund

Vesting

All contributions and actual earnings thereon made by participants and the Company after December 31, 1996, are immediately vested and nonforfeitable.

Distributions to participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 ½ or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the Plan. The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.

Loans to participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need up to the lesser of the greater of 50 percent of the participant’s vested account balance or $10,000 or $50,000. The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence. Loans are collateralized by the participant’s remaining account balance. Interest (4.00 to 5.00 percent for loans originating during 2004 and 4.00 percent for loans originating during 2003) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

Amendment and termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan’s provisions.

2	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Investments are carried at fair value as determined by the Plan’s asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost and recognized on trade date. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

Risks and uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2004 and 2003, approximately 24% and 31%, respectively, of the Plan’s net assets were invested in the common stock of BNCCORP, Inc. The underlying value of the BNCCORP, Inc., Common Stock is entirely dependent upon the performance of BNCCORP, Inc., and the market’s evaluation of such performance. It is at least reasonably possible that change in the fair value of BNCCORP, Inc., Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3	Investments

The fair values of individual assets that represent 5 percent or more of the Plan’s net assets at December  31 are as follows:

	2004	2003

Mairs & Power Growth	$ 731,849	$ *
BNC Certificate of Deposit	1,350,083	1,957,106
American Century Ultra	893,384	720,205
Dodge & Cox Stock Fund	994,139	*
BNCCORP, Inc. Stock	2,843,198	3,327,558

*Less than 5%

During 2004 and 2003, realized and unrealized gain (loss) by investment type are as follows:

	2004	2003

Common/Collective Trust	$ 5,823	$ 8,692
Common Stock	(288,956)	2,252,768
Mutual Funds	593,935	1,011,698
Foreign Certificate of Deposit	7,667	—

4	Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1997 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5	Party-in-interest transactions

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

6	Reconciliation of financial statements to the Form 5500

As of December 31, 2004 and 2003, the Plan had $2,100 and $0 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2004	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$ -	$ (864,584)	$ 1,368,527	$11,947,347
Current year accrual	(2,100)	(2,100)	(2,100)	(2,100)
Prior year accrual	-	-	-	-
Per the Form 5500	$ (2,100)	$ (866,684)	$ 1,366,427	$11,945,247

December 31, 2003	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$ -	$ (948,159)	$ 5,091,512	$10,578,820
Current year accrual	-	-	-	-
Prior year accrual	-	16,032	16,032	-
Per the Form 5500	$ -	$ (932,127)	$ 5,107,544	$10,578,820

7	Milne Scali 401(k) Plan Merger

Effective April 1, 2003, the Milne Scali & Company 401(k) Profit Sharing Plan was merged into the BNCCORP, Inc. 401(k) Savings Plan. The amendment to merge the Plan was made on January 29, 2003, and the assets of the Plan were transferred on April 29, 2003. The total amount of the assets transferred was $1,172,322.

BNCCORP, INC. 401(k) SAVINGS PLAN

(Employer identification number: 45-0402816) (Plan number: 001)

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2004

Description	Shares/Units	Current Value

ABN-AMRO Mid Cap	1,097	$ 26,844
American Century International Bond	1,949	28,787
American Century Ultra	30,284	893,384
American Funds – Bond Fund of America	10,277	140,282
American Funds – Growth Fund of America	4,162	113,967
American Funds – Investment Company of America	8,813	271,304
American Funds – New Perspective	3,143	87,111
American Funds – Small Cap World	2,842	88,680
American Funds – Washington Mutual Investors	3,915	120,517
BNC Certificate of Deposit*	1,350,083	1,350,083
BNC Global Balanced Collective Investment*	6,585	97,834
BNCCORP, Inc. Stock*	171,277	2,843,198
Cohen & Steers Realty Shares	605	42,120
Dodge & Cox	7,634	994,139
Evergreen Precious Metals	14,032	461,361
Foreign Certificate of Deposit	170,235	170,235
Legg Mason Value Trust	7,645	498,711
Loomis Sayles Bond	5,195	71,798
Loomis Sayles Small Cap Growth	3,492	34,570
Mairs & Power Growth	10,406	731,849
Oppenheimer International Bond	9,842	58,856
PIMCO Commodity Real Return Strategy	15,966	235,972
PIMCO Real Return	14,584	167,573
PIMCO Total Return	3,595	38,363
T. Rowe Price Growth	5,684	151,602
T. Rowe Price Mid-Cap Growth	7,063	352,315
Vanguard Energy Portfolio	7,276	291,053
Vanguard European Stock Index	4,300	111,752
Vanguard GNMA Fixed Income	38,472	401,648
Vanguard Small Cap Index	12,013	322,181
Vanguard US Growth	3,020	48,860
Vanguard 500 Index	837	93,485
Loans to participants (interest rates ranging from 4.00% to 9.50%)*	189,466	189,466
Total		$ 11,529,900

*Denotes party in interest.

Note: Historical cost is omitted for participant-directed plans.

See the Accompanying Report of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BNCCORP, INC. 401(k) SAVINGS PLAN

June 30, 2005	By:	/s/ Brian Mayer
	Name:	Brian Mayer
	Title:	Chairman, BNCCORP, Inc. 401(k) Savings Plan Administrative Committee

Exhibit Index

23.1	Consent of KPMG LLP